Exploration Agreement

This Exploration Agreement ("Agreement") is made and entered into as of January 28, 2010 (the "Effective Date") by and between Carlin Gold Resources, Inc. ("CARLIN"), a company incorporated in the State of Nevada USA, and Trio Gold Corp ("TRIO"), a company incorporated in the Province of Alberta Canada (collectively, the "Parties").

RECITALS

A. TRIO has leased and has an option to purchase a 100% interest in 29 unpatented lode mining claims located in Nevada within the Carlin Gold Trend (the "Claims"). This Mineral Lease and Purchase Option Agreement (the "Mineral Lease") held by TRIO is attached as Exhibit A. The Claims are also subject to an exchange agreement between TRIO and McWatters Mining Inc., granting McWatters a 1.5% Net Smelter Return, said agreement attached hereto as Exhibit B (the "Exchange Agreement").

B. TRIO desires to grant to CARLIN and CARLIN desires to earn a 75% undivided interest in the Claims, and all easements, rights-of-way, water rights and other appurtenances associated therewith (collectively, the "Property"), pursuant to the terms and conditions of this Agreement.

C. This Agreement defines the rights and obligations of CARLIN and TRIO during an earn-in period commencing in January 2010 and completing in December 2012 (the "earn-in period") where CARLIN earns a 75% undivided interest in the Property. It is contemplated that CARLIN and TRIO shall enter into a formal joint venture agreement (the "Joint Venture") once the earn-in period is complete.

AGREEMENT

1. Formation of a Management Committee

1.1. During the earn-in period, CARLIN and TRIO shall form a management committee to oversee exploration of the claims and each party will have equal representation on the committee. The initial size of the committee shall be four, two representatives appointed by CARLIN and two representatives appointed by TRIO. The size of the committee may be changed at anytime through unanimous agreement of the Parties provided that CARLIN and TRIO retain equal representation on the committee. Either party may change its representatives at anytime by providing written notification to the other party of the change. In the event of a tie vote from the management committee during the earn-in period, then CARLIN will have the deciding vote.

1.2. The management committee shall have full control over the approval of work plans and annual expenditure amounts. Such approval shall not be unreasonably withheld.

1.3. The management committee shall remain in effect after the earn-in period until such time that it is superseded by the Joint Venture.

2. TRIO's Role as Operator

2.1. During the Earn In Period, TRIO shall be the operator of the Property and shall be granted all rights necessary or incident to or for the performance of its activities under this Agreement, including, but not limited to, the authority to apply for all necessary permits, licenses and other approvals from the United States of America, the State of Nevada or any other governmental or other entity having regulatory authority over any part of the Property.

2.2. During the Earn-In Period, TRIO and its employees, agents and independent contractors shall have the exclusive right to enter upon the Property and to conduct such prospecting, exploration, or other mining work as they desire and as is permitted by Federal and Nevada laws. In addition TRIO shall have the right to bring upon and erect upon the Property such buildings, plants, machinery and equipment as TRIO may deem necessary or desirable to carry out such activities.

2.3. In the conduct of its exploration, development and other activities on the Property, TRIO shall be responsible for compliance with applicable laws and regulations, including laws and regulations related to exploration, development, mining and reclamation.

2.4. TRIO shall be responsible to make timely payments of required claim maintenance fees, royalties, property taxes, and any other payments required to maintain the Claims. TRIO shall also be responsible for timely filing and recording of all documents required to evidence the payment of required claim maintenance fees.

2.5. Exploration and maintenance costs defined in this section are collectively referred to as "Operational Costs".

2.6. TRIO shall permit CARLIN, and/or its representative(s) duly authorized in writing, to visit and inspect the Property at their sole risk and expense at all reasonable times and intervals, and data obtained by TRIO as a result of its operations thereon, provided always that CARLIN or its representative will abide by the rules and regulations laid down by TRIO relating to matters of safety and efficiency in its operations.

2.7. TRIO shall ensure that all work performed by TRIO and its contractors on the Property is done in a good and workmanlike fashion and in accordance with all applicable laws, regulations, orders and ordinances of any governmental authority.

2.8. TRIO shall deliver to CARLIN, forthwith upon receipt thereof, copies of all reports, maps, assay results and other technical data compiled by or prepared at the direction of TRIO with respect to the Property, as well as monthly reports as to the Operational Costs incurred by TRIO.

2.9. Not later than March 1 of each calendar year, TRIO shall deliver to the management committee a work plan and budget for exploration of the Property during that calendar year. The work plan shall describe the exploration goals and general scope of work and the budget shall identify the Operational Costs to be expended and the anticipated schedule of funding requirements. The management committee shall have final approval authority for the work plan and budget.

2.10. TRIO's role as operator shall remain in effect after the earn-in period until such time that it is superseded by the Joint Venture.

3. CARLIN's Obligations under This Agreement

3.1. CARLIN shall provide $5.5M in funding to cover Operational Costs subject to approval by the management committee defined in Section 1 according to the following schedule:

- $1,500,000 during the 2010 budget year
- $2,000,000 during the 2011 budget year

- $2,000,000 during the 2012 budget year

Each budget year shall commence on January 1 of that year and end on December 31 of that same year.

3.2. Once CARLIN has provided $5.5M in funding for the project, CARLIN and TRIO shall fund the Operational Costs jointly, with CARLIN providing 75% of the funds and TRIO providing 25% of the funds.

3.3. CARLIN shall pay a minimum annual royalty during the earn-in period to TRIO according to the following schedule (the "CARLIN Royalty"):

- $75,000 USD cash payment upon signing of this agreement
- $100,000 USD cash payment on April 1, 2011
- $150,000 USD cash payment on April 1, 2012

4. TRIO's Obligations under This Agreement

4.1. TRIO shall continue to perform its obligations under the terms of the Mineral Lease. This includes payments made under the terms of the Mineral Lease covered in paragraph 2.4 as well as any other obligations under the terms of the Mineral Lease. In the event that TRIO fails to meet any of these obligations, CARLIN shall be allowed but not required to fulfill that obligation in order to preserve TRIO's interest in the Claims.

4.2. Once CARLIN has provided $5.5M in funding for the project, CARLIN and TRIO shall fund the exploration costs jointly, with CARLIN providing 75% of the funds and TRIO providing 25% of the funds.

4.3. At the completion of the earn-in period and subject to CARLIN meeting all of its obligations under Section 3 of this agreement, TRIO shall assign 100% of its interest in the Claims to the Joint Venture under the terms set forth in Section 5 below.

5.1. Upon completion of the earn-in period, a Joint Venture is to be formed according to the terms listed below.

5.2. CARLIN shall have earned an initial 75% interest in the Joint Venture through the completion of its obligations during the earn-in period.

5.3. TRIO shall have earned an initial 25% interest in the Joint Venture through the assignment of the Claims to the Joint Venture.

5.4. Both parties will participate in expenditures by the Joint Venture on the Property in accordance with their respective interests therein, or have their interest diluted in accordance with a straight-line dilution formula. In determining potential dilution, upon earn-in by CARLIN, CARLIN's initial expenditure base shall be equal to $5.5M and TRIO's initial expenditure base shall be equal to $1.8M.

5.5. If through dilution the interest of a party is reduced to less than ten percent (10%), then that party's participating interest shall automatically be converted to a 3% Net Smelter Royalty (NSR). Payment of this royalty shall be made not later than thirty (30) days after receipt of payment from the purchaser. All payments shall be accompanied by a statement explaining the manner in which the payment was calculated. The "Net Smelter Royalty" (NSR) in this Agreement shall have the same meaning as "Net Smelter Returns" as defined in Exhibit B to the Mineral Lease attached hereto as Exhibit "A".

5.6. This Joint Venture shall remain in effect for twenty-five years or as long as the claims are being actively mined or developed, whichever is longer. After the completion of the Joint Venture the Claims shall revert back to TRIO.

5.7. The Joint Venture shall be based on the normal American Mining Standards for purposes of further exploration and development of the claims.

6. Representations and Warranties made by CARLIN

CARLIN represents and warrants to TRIO that:

6.1. CARLIN is duly incorporated, validly existing and in good standing under the laws of the State of Nevada, and is qualified to do business and in good standing under the laws of the State of Nevada. CARLIN has the requisite corporate authority and capacity to carry on business as presently conducted, to enter into this Agreement, and to perform all of its obligations hereunder.

6.2. The entering into of this Agreement and the performance by CARLIN of its obligations hereunder will not violate or conflict with any applicable law or any order, decree or notice of any court or other governmental agency, nor conflict with, or result in a breach of, or accelerate the performance required by any contract or other commitment to which CARLIN is a party or by which it is bound.

6.3.   All requisite corporate action on the part of CARLIN, and on the part of its officers, directors and shareholders, necessary for the execution, delivery and performance by it of this Agreement and all other agreements contemplated hereby, have been taken. This Agreement and all agreements and instruments contemplated hereby are, and when executed and delivered by it (assuming valid execution and delivery by the other party), will be legal, valid and binding obligations of its enforceable against it in accordance with their respective terms. Notwithstanding the foregoing, no representation is made as to the availability of equitable remedies for the enforcement of this Agreement. Additionally, this representation is limited by applicable bankruptcy, insolvency, moratorium, and other similar laws affecting generally the rights and remedies of creditors and secured parties.

7. Representations and Warranties made by TRIO

TRIO represents and warrants to CARLIN to the best of its knowledge and understanding that:

7.1.   The Mineral Lease provided as in Exhibit "A" is valid and in full force and TRIO is not in violation of any of the terms of the agreement. Furthermore, the Property is free and clear of any other liens, claims, or encumbrances other than those identified in the Mineral Lease and the Exchange Agreement as per Exhibit B.

7.2.   All operations and activities conducted by or on behalf of TRIO on the Claims have been conducted in compliance with applicable federal, state and local laws, rules and regulations, including without limitation Environmental Laws.

7.3.   TRIO is duly formed, validly existing and in good standing under the laws of the Province of Alberta, and is qualified to do business in the State of Nevada. TRIO has the requisite authority and capacity to carry on business as presently conducted, to enter into this Agreement, and to perform all of its obligations hereunder.

7.4.   There are no outstanding agreements, leases or options (whether oral or written) which contemplate the acquisition of the Claims or any interest therein by any other person or entity other than those identified in the Mineral Lease and the Exchange Agreement.

7.5.   The entering into of this Agreement and the performance by TRIO of its obligations hereunder will not violate or conflict with any applicable law or any order, decree or notice of any court or other governmental agency, nor conflict with, or result in a breach of, or accelerate the performance required by any contract or other commitment to which TRIO is a party or by which it is bound.

7.6.   All requisite action on the part of TRIO, and on the part of its officers and members, necessary for the execution, delivery, and performance by it of this Agreement and all other agreements contemplated hereby, have been taken. This Agreement and all agreements and instruments contemplated hereby are, and when executed and delivered by it (assuming valid execution and delivery by the other party), will be, legal, valid, and binding obligations of it enforceable against it in accordance with their respective terms. Notwithstanding the foregoing, no representation is made as to the availability of equitable remedies for the enforcement of this Agreement or any other agreement contemplated hereby. Additionally, this representation is limited by applicable bankruptcy, insolvency, moratorium, and other similar laws affecting generally the rights and remedies of creditors and secured parties.

7.7.   To the best of its knowledge, information and belief, there are no adverse environmental conditions at the Property that could result in a violation of or liability under any federal, state or local laws, rules or regulations concerning protection of the environment or human health and safety ("Environmental Laws"). In conducting activities on the Property, TRIO has complied with all applicable Environmental Laws as they relate to the Property and there have been no breaches of or liabilities caused or permitted to arise by TRIO under any Environmental Laws. TRIO has not received notification from any person, including without limitation, any governmental authority, of any potential breach or alleged breach of any applicable Environmental Laws relating to the Property or of any inspection or possible inspection or investigation by any governmental authority under any applicable Environmental Laws relating to the Property. TRIO has not received any notification of and has no knowledge of the presence of any contaminants (including hazardous substances or materials, dangerous goods, chemicals or toxic wastes) in the soil or water in, on or under the Property and TRIO has not been the subject of any claims or incurred any expenses in respect of the presence of any contaminants in the soil or water in, on or under the Property.

7.8. There are no actions, suits or proceedings pending or, to the knowledge of TRIO, threatened against or affecting the Property, including any actions, suits, or proceedings being prosecuted by any federal, state or local department, commission, board, bureau, agency, or instrumentality. To the knowledge of TRIO, it is not subject to any order, writ, injunction, judgment or decree of any court or any federal, state or local department, commission, board, bureau, agency, or instrumentality, which relates to the Property.

8. Termination of this Agreement

8.1. CARLIN may in its sole discretion terminate this Agreement at any time by giving not less than 30 days prior written notice to that effect to TRIO. Upon expiry of the 30 day notice period, or if the Agreement is terminated pursuant to any other provision of this Agreement, the Agreement will be of no further force and effect. Upon such termination, CARLIN shall have no further obligation to incur Operational Costs on or for the benefit of the Property and shall have no further obligations or liabilities to TRIO under this Agreement or with respect to the Property (including without limitation liability for lost profits or consequential damages as a result of an election by CARLIN to terminate this Agreement), other than to reclaim (in accordance with applicable law) any disturbances of the Property made while this Agreement was in effect. TRIO hereby agrees to grant CARLIN such access to the Property as is reasonably necessary to complete any required reclamation.

8.2. In the event that CARLIN is in default in the observance or performance of any of CARLIN's covenants, agreements or obligations under this Agreement, TRIO may give written notice of such alleged default specifying the details of same. CARLIN shall have 60 days following receipt of said notice (or, in the event CARLIN in good faith disputes the existence of such a default, 60 days after a final, non-appealable order of a court of competent jurisdiction finding that such a default exists) within which to remedy any such default described therein, or to diligently commence action in good faith to remedy such default. If CARLIN does not cure or diligently commence to cure such default by the end of the applicable 60 day period, then TRIO shall have the right to terminate this Agreement by providing 60 days advance written notice to CARLIN. In the event of such termination, the provisions of paragraph 8.1 shall apply with respect to the parties' ongoing obligations and liabilities.

8.3. Upon written notice of termination of this agreement by either party, CARLIN's obligation for cash payments to TRIO or assignee shall be cancelled for all payments scheduled to be issued after that notification date.

8.4. If this agreement is terminated after CARLIN provides the first $2.0M in funding for the Claims, CARLIN shall have been deemed to abandon any interest in the Joint Venture but would have earned a 2% Net Smelter Royalty (NSR) on the Claims.

8.5. If this agreement is terminated after CARLIN provides the first $3.0M in funding for the Claims, CARLIN shall have been deemed to abandon any interest in the Joint Venture but would have earned a 3% NSR on the Claims.

9. Assignment

9.1. This Agreement shall be binding upon and inure to the benefit of the parties and their permitted successors and assigns.

9.2. CARLIN may, upon the prior written approval of TRIO, which approval shall not be unreasonably withheld, assign this Agreement to other parties that are not affiliated with CARLIN at any time, provided that the assignee agrees in writing to assume all CARLIN's obligations under this Agreement. Upon such assignment, or an assignment to an affiliate (as described below), CARLIN shall have no further obligations or liabilities under this Agreement.

9.3. At any time, and without the consent of TRIO, CARLIN may assign this Agreement (a) to one or more of its affiliates upon the affiliate assuming all of CARLIN's obligations under this Agreement (affiliate meaning any entity which directly or indirectly controls or is controlled by, or under common control with, CARLIN); (b) in connection with a pledge by CARLIN for financing purposes, (c) in connection with a corporate merger or reorganization involving CARLIN, or (d) in connection with a sale of all or substantially all of CARLIN's assets.

9.4. In the event CARLIN is successful in its application to list on a public stock exchange or in the event CARLIN is merged with a public company or assigns the agreement to a public company TRIO shall be entitled to receive the following payment of common shares in the public entity.

9.4.1.　　　Within 3 months of successful completion of a public listing, assignment or merger by CARLIN, Trio shall receive 0.20% of the then issued and outstanding shares of the public entity.

9.4.2.　　　Upon expenditure of a minimum of $2.0 million on the claims, TRIO shall receive an additional 0.10% of the issued and outstanding shares of the public entity.

9.4.3.　　　Upon expenditure of a minimum of $4.0 million on the claims, TRIO shall receive an additional 0.10% of the issued and outstanding shares of the public entity.

9.4.4.　　　Upon expenditure of $5.5 million on the claims, TRIO shall receive a final 0.10% of the issued and outstanding shares of the public entity.

9.4.5.　　　All shares issued pursuant to the above clauses shall be restricted common shares and will be stamped with the applicable hold period.

9.5.　　TRIO may, upon the prior written approval of CARLIN, which approval shall not be unreasonably withheld, assign its interest in the Property and this Agreement to other parties that are not affiliated with TRIO at any time, provided that the assignee agrees in writing to assume all TRIO's obligations under this Agreement. Upon such assignment, or an assignment to an affiliate (as described below), TRIO shall have no further obligations or liabilities under this Agreement.

9.6.　　At any time, and without the consent of CARLIN, TRIO may assign its interest in the Property and this Agreement (a) to one or more of its affiliates upon the affiliate assuming all of TRIO's obligations under this Agreement (affiliate meaning any entity which directly or indirectly controls or is controlled by, or under common control with, TRIO); (b) in connection with a pledge by TRIO for financing purposes, (c) in connection with a corporate merger or reorganization involving TRIO, or (d) in connection with a sale of all or substantially all of TRIO's assets.

10. Dispute Resolution

10.1.　If the Parties are unable to resolve a dispute arising under this Agreement, then either party may request that the matter be determined by binding arbitration. The parties shall first endeavor to select a single arbitrator who, by virtue of education and experience, has knowledge and expertise regarding gold exploration contracts and the conduct of gold exploration, development, mining, and processing activities. If the parties are unable to agree upon a single arbitrator within fifteen (15) days, then each party shall select one arbitrator, and the two arbitrators will choose a third arbitrator. Arbitration proceedings will be conducted in Reno, Nevada in accordance with the Rules and Procedures of the American Arbitration Association. The arbitrators may, in their discretion, direct one party to pay all or some part of the attorney's fees and costs incurred by the other party. The parties may conduct discovery in accordance with the Nevada Rules of Civil Procedure. The arbitrators' decision shall be final and binding, and the prevailing party may submit the arbitrators' decision to a court for enforcement.

11. Entire Agreement

11.1.   This Agreement contains the entire agreement between the parties relating to the Property.

12. General

12.1.   Notice to CARLIN or to TRIO shall be sufficiently given if delivered personally, or if sent by prepaid mail or reputable overnight courier, or if transmitted by facsimile to such party:

In the case of a notice to CARLIN at:

> Carlin Gold Resources
> Suite #110
> 7044 Portal Way, Ferndale WA 98248
>
> Facsimile number: (360) 306-5658
> Attention: Roger Janssen

In the case of a notice to TRIO at:

> Trio Gold Corp
> Suite 145, 251 Midpark Blvd. SE
> Calgary, AB T2X-1S3
>
> Facsimile number: (403) 262-9759
> Attention: Harry Ruskowsky

or at such other address or addresses as the party to whom such notice or other writing is to be given shall have last notified the party giving the same in the manner provided in this section. Any notice or other writing delivered to the party to whom it is addressed as set forth above shall be deemed to have been given and received on the day it is so delivered at such address, provided that if such day is not a business day in the city where the notice is delivered, then such notice or other writing shall be deemed to have been given and received on the next following business day. Any notice or other writing submitted by facsimile or other form of recorded communication shall be deemed to have been given and received on the first business day after its transmission.

12.2. Each of CARLIN and TRIO shall, with reasonable diligence, do all such things and provide all such reasonable assurances and assistance as may be required to consummate the transactions contemplated by this Agreement and each party shall provide such further documents or instruments required by the other party as may reasonably be necessary or desirable in order to give effect to the terms and conditions of this Agreement and carry out its provisions at, before or after the Effective Date.

12.3. This Agreement may be executed by each of CARLIN and TRIO in counterparts and by facsimile, each of which when so executed and delivered shall be an original, but both such counterparts, whether executed and delivered in the original or by facsimile, shall together constitute one and the same agreement. The parties agree to execute and deliver a short form of this Agreement to be prepared by CARLIN, which the parties agree CARLIN may record in the official records of the county where the claims are located.

12.4. All dollar references in this Agreement are to the United States dollars.

12.5. Shares of common stock issued under this Agreement (if applicable) must be held until they are subsequently registered under the Securities Act or an exemption from such registration is available. Provisions of Rule 144 promulgated under the Securities Act permit limited resale of these shares subject to the satisfaction of certain conditions, including, among other things: the availability of certain public information about CARLIN, the resale occurring following the required holding period under Rule 144, and the number of shares being sold during any three-month period not exceeding specified limitations.

12.6. This Agreement, including all documents annexed hereto and other agreements, documents and other instruments delivered in connection herewith shall be governed by and construed in accordance with the laws of the State of Nevada (other than its rules as to conflicts of law) and the laws of the United States as applicable.

12.7. TRIO and CARLIN agree that this Agreement shall be construed to benefit the parties hereto and their respective permitted successors and assigns only, and shall not be construed to create any third party beneficiary rights in any other party or in any governmental organization or agency.

12.8. This Agreement is the product of negotiation and preparation by both TRIO and CARLIN. TRIO and CARLIN therefore expressly acknowledge and agree that this Agreement shall not be deemed to have be prepared or drafted by one party or the other and will be construed accordingly.

12.9. In the event that any one or more of the provisions contained in this Agreement or in any other instrument or agreement contemplated hereby shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement or any such other instrument or agreement contemplated hereby.

12.10. No implied term, covenant, condition or provision of any kind whatsoever shall affect any of the parties' respective rights and obligations hereunder, including, without limitation, rights and obligations with respect to exploration, development, mining, processing and marketing of minerals, and the only terms, covenants, conditions or provisions which shall in any way affect any of their respective rights and obligations shall be those expressly set forth in this Agreement.

12.11. This Agreement may not be amended or modified, nor may any obligation hereunder be waived, except by writing duly executed on behalf of all Parties, and unless otherwise specifically provided in such writing, any amendment, modification, or waiver shall be effective only in the specific instance and for the purpose it is given.

12.12. This Agreement is, and the rights and obligations of the parties are, strictly limited to the matters set forth herein. Each of the parties shall have the free and unrestricted right to independently engage in and receive the full benefits of any and all business ventures of any sort whatever, whether or not competitive with the matters contemplated hereby, without consulting the other or inviting or allowing the other to participate therein. The doctrines of "corporate opportunity" or "business opportunity" shall not be applied to any other activity, venture, or operation of either party, whether adjacent to, nearby, or removed from the Property, and neither party shall have any obligation to the other with respect to any opportunity to acquire any interest in any property outside the Property at any time, or within the Property after termination of this Agreement, regardless of whether the incentive or opportunity of a party to acquire any such property interest may be based, in whole or in part, upon information learned during the course of operations or activities hereunder.

13.Signatures

IN WITNESS WHEREOF, the parties have executed this Exploration and Development Agreement effective as of the date first set forth above.

for CARLIN GOLD RESOURCES

/s/ Roger Janssen

Roger Janssen
Chief Executive Officer

for TRIO GOLD CORP.

/s/ Harry Ruskowsky

Harry Ruskowsky
Chief Executive Officer